

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27. 2021

Laurent Junique
Chief Executive Officer
TDCX Inc.
750D Chai Chee Roa
#06-01/06 Viva Business Park
Singapore 469004

   Re: TDCX Inc.
     Registration Statement on Form F-1
     10.7 -- Call Center Services Agreement among Facebook Ireland Limited and
       Teledirect Pte Ltd dated November 18, 2019
     10.8 -- Master Services Agreement for Contact Center Services among Airbnb
       Ireland Unlimited Company and TDCX Holdings Pte. Ltd. dated August
       12021
     Filed September 7, 2021
     File No. 333-359361

Dear Mr. Junique:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

           Sincerely,

           Division of Corporation Finance

cc: Rajeev P. Duggal, Esq.